Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SXC Health Solutions Corp.
We consent to the incorporation by reference in this annual report on Form 11-K of SXC Health Solutions, Inc. 401(k) Plan of our report dated December 22, 2009, with respect to the statements of net assets available for benefits of the SXC Health Solutions, Inc. 401(k) Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2008.
/s/ KPMG LLP
Chicago, Illinois
December 22, 2009